Exhibit (g)(iv)

KOPP FUNDS, INC.

FORM OF
AMENDMENT TO THE CUSTODY AGREEMENT

        THIS SECOND AMENDMENT dated as of January 1, 2002 to the Custody Agreement dated as of October 1, 1997, by and between Kopp Funds, Inc., a Minnesota corporation and Firstar Bank, N.A, shall be as follows:

        Effective January 1, 2002, the name Firstar Bank, N.A. has been changed to U.S. Bank, N.A. Accordingly, all references to Firstar Bank, N.A. in this Agreement should be replaced with U.S. Bank, N.A. Similarly, any references to Firstar Mutual Fund Services, LLC, a Wisconsin limited liability company should be replaced with U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

KOPP FUNDS, INC.	U.S. BANK, N.A.
By: _____________________________	By: _____________________________